In connection with the new financing, Atento discloses that:

•	as part of its 5-year plan, it projects for fiscal year 2023 EBITDA of $184 million, EBITDA without the effects of IFRS 16 of $131 million, operating cash flow of $93 million (net of changes in working capital of +$24 million, capital expenditures of -$49 million and income tax of -$12 million) and free cash flow of $3 million (net of expected financial expenses prior to this financing of $90 million);

•	at the end of January 2023, it had an ending cash balance of $87 million. In the absence of this new financing but assuming other facilities continue rolling, Atento’s 2023 monthly status-quo forecasts project a cash low of c.-$16 million and c.-$18 million in March and April respectively, with a subsequent cash low of c.-$13 million in August of this year (after meeting its expected financial commitments); and

•	as of December 2022, it had total unencumbered receivables of $193 million (including billed receivables of $87 million and unbilled receivables of $106 million) with a blue-chip customer base. Prior to the new financing, top 5 and top 10 obligors represented 54% and 62% of the total unencumbered receivable amount, respectively.

$ million In Current Currency

Hedge Update – February 2023 Position

February shows a MtM of $107M, after Feb/23 payment of $29M. Based on forward rates of Fx and CDI, payments are projected to reduce starting second half of 2023

MTM as of Feb 9th

USD million	Realized				Estimated					
	Aug/21	Feb/22	Aug/22	Feb/23	Aug/23	Feb/24	Aug/24	Feb/25	Aug/25	Feb/26
	Coupon	Coupon	Coupon	Coupon	Coupon	Principal + Cupom	Coupon	Coupon	Coupon	Coupon
Goldman BRL	1,1	-1,2	-4,2	-5,8	-4,7	-4,2	-3,3	-3,0	-2,9	-3,0
Morgan BRL (RES)	2,3	-4,9	-13,9	-18,2	-15,1	-10,4	-11,3	-10,4	-10,1	-10,3
Nomura BRL	0,4	-1,5	-3,9	-5,1	-3,9	-3,0	-3,2	-3,0	-2,9	-2,9
Morgan PEN	-0,2	-0,4	0,0	0,0	-	-	-	-	-	-
Nomura EUR	0,2	0,4	0,0	0,0	-	-	-	-	-	-
Result	3,8	-7,5	-22,0	-29,2	-23,7	-17,6	-17,8	-16,4	-15,8	-16,3

Total Mark-to-Market: -107,5

Updated Hedged Values

USD million	Realized				Estimated						
	Aug/21	Feb/22	Aug/22	Feb/23	Aug/23	Feb/24	Feb/24	Aug/24	Feb/25	Aug/25	Feb/26
	Coupon	Coupon	Coupon	Coupon	Coupon	Coupon	Principal	Coupon	Coupon	Coupon	Coupon
Goldman BRL	8,0	8,0	8,0	8,0	8,0	8,0	150,0	8,0	8,0	8,0	8,0
Morgan BRL (RES)	5,0	5,0	5,0	4,0	4,0	4,0		4,0	4,0	4,0	4,0
Nomura BRL	2,0	2,0	2,0	2,0	2,0	2,0	50,0	2,0	2,0	2,0	2,0
Morgan PEN	2,0	2,0									
Nomura EUR	3,0	3,0									
Result	20,0	20,0	15,0	14,0	14,0	14,0	200,0	14,0	14,0	14,0	14,0

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